

March 9, 2012

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

      Re: Li3 Energy, Inc.
              Amendment 7 to Registration Statement on Form S-1
              Filed March 6, 2012
              File No. 333-175329

Dear Mr. Saenz:

      We have reviewed your amended registration statement and have the following comments.

<u>Exhibit 23.1</u>

1. The consent refers to the Form S-1/A as being dated March 2, 2012. However, the Form S-1/A is actually dated March 5, 2012. In addition, the consent refers to the audit report included in the Annual Report on Form 10-K instead of the audit report included in the Form S-1/A. Please make arrangements with your auditors to have them revise the consent accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director